

July 7, 2010

By U.S. mail and facsimile to (503) 653-4555

Mr. Calvin E. Jenness, Senior Vice President and Chief Financial Officer
Blount International, Inc.
4909 SE International Way
Portland, OR 97222-4679

> **RE: Blount International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 9, 2010**
> **File No. 1-11549**

Dear Mr. Jenness:

We have reviewed your response letter dated June 25, 2010 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2009

Note 21: Consolidating Financial Information, page 57

1. We have read your response to comment 4 in our letter dated June 3, 2010. We understand that Blount International, Inc. (the parent) does not generate any revenue or interest income and does not have any cash or income producing assets other than its equity interest in its affiliated companies. We understand that the reported parent company operating cash flow balance is primarily the result of such equity interest, offset to some extent by non-cash intercompany interest expense. These adjustments appear to constitute non-cash transactions and should not be considered in calculating the parent's operating cash flow balances. In this regard, ASC Topic 230-10-45-10 addresses the emphasis on cash receipts and payments. Therefore, the reported cash flow balances should only be impacted by actual cash transactions occurring during the period. Based on your existing disclosures and the information provided, the $14,314, $6,741, and $6,875 parent company positive operating cash flow balances reported at December 31, 2009, 2008 and 2007, respectively, appear inappropriate given that no dividend payments by the guarantor and non-guarantor subsidiaries are reported during any of the periods presented. The reported parent company amount comprises 25%,

11% and 24%, respectively, of the consolidated operating cash flow balance for the periods presented. Please describe and quantify for us the specific cash transactions comprising your reported 2009 Blount International operating cash flow balance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief